FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta divests non-core part of its Basel site”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta divests non-core part of its Basel site

Basel, Switzerland, 2 February, 2007

Syngenta announced today that it has signed an agreement to divest major parts of its Rosental site in Basel to Midus Properties and Premier Properties, two Gibraltar-based real estate companies backed by a group of private investors. The site is jointly held with Ciba Specialty Chemicals, who is also divesting its share to the same acquirer. The Syngenta proceeds from this transaction are approximately CHF 175 million.

Since the creation of Syngenta, a substantial part of the site has been let to third party tenants. Today, the site hosts more than 30 companies and academic institutions mainly active in the life sciences industry. The Company will retain approximately one-third of the site for Syngenta’s global headquarters as well as the headquarters of its European Crop Protection business.

Christoph Mäder, Syngenta Executive Committee member, said: “The Rosental site is an attractive environment for companies and academic research institutes in the life sciences field. We decided jointly with Ciba to divest major parts of the site to a new owner for further development. Managing real estate is not Syngenta’s core business.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2005 were approximately $8.1 billion. Syngenta employs more than 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media enquiries:	Médard Schoenmaeckers	+41 61 323 2323

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
	Jennifer Gough	+41 61 323 5059

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 2 February, 2007 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 2, 2007	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Global Head Legal & Taxes